20013043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 3/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

01837 SW PALATINE ROAD
(No. and Street)

PORTLAND	OREGON	97219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. HAESSLER 503-699-0618

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112	KING CITY	OREGON	97224
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUN 02 2020
Washington DC
415

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD B. HAESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORPORATION, as of MARCH 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
ERIN N QUINN
NOTARY PUBLIC-OREGON
COMMISSION NO. 989091
MY COMMISSION EXPIRES JULY 02, 2023

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION

Annual Audited Report

For the Year Ended March 31, 2020

DUANE LIEBSWAGER CPA, PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116th AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

Number and Street	City	State	Zip Code
15405 SW 116TH AVENUE, SUITE 112 [71]	PORTLAND [72]	OREGON [73]	97224 [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

CONTENTS

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors
E. Barnes & Company
dba: Pacific Investment Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of E. Barnes & Company dba: Pacific Investment Securities Corporation as of March 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplemental information. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. Barnes & Company dba: Pacific Investment Securities Corporation as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of E. Barnes & Company dba: Pacific Investment Securities Corporation's management. My responsibility is to express an opinion on E. Barnes & Company dba: Pacific Investment Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of E. Barnes & Company dba: Pacific Investment Securities Corporation's financial statements. The supplementary information is the responsibility of E. Barnes & Company dba: Pacific Investment Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting information and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager CPA, PC
Certified Public Accountant

I have served as the Company's auditor since 2009.

King City, Oregon

May 26, 2020

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION

	AS OF MARCH 31, 2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$10,120
Accounts receivable – trade	7,530
Accounts receivable – miscellaneous	655
Total current assets	18,305
EQUIPMENT – net of accumulated depreciation of $7,747	0
Total Assets	$18,305
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$2,578
Total current liabilities	2,578
STOCKHOLDER'S EQUITY	
Common stock; $0.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $0.01 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	8,227
Total stockholder's equity	15,727
Total Liabilities and Stockholder's Equity	$18,305

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF INCOME

	FOR THE YEAR ENDED MARCH 31, 2020
REVENUE	
Commissions earned and trading profit	$62,401
Sale of investment company shares	3,575
Interest	8
Total revenue	65,984
OPERATING EXPENSES	
Clearing costs	16,334
Commissions expense	7,904
Officers salary	6,700
Rent and parking	1,997
Regulatory fees	4,151
Taxes and licenses	613
Office supplies, printing and postage	5,488
Telephone	5,784
Professional services	9,873
Insurance	1,144
Advertising and promotion	1,576
Total operating expenses	61,564
Income from operations	4,420
Income tax expense	(150)
Net income	$4,270

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2020

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2019	$1	$7,499	$3,956	$11,456
Net income for year ended March 31, 2020			4,270	4,270
Balance at March 31, 2020	$1	$7,499	$8,226	$15,726

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

	FOR THE YEAR ENDED MARCH 31, 2020
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	
CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	$58,874
Interest income	8
Income taxes paid	(150)
Cash paid to suppliers and employees	(59,136)
Net cash used in operating activities	(404)
Net decrease in cash and cash equivalents	(404)
Cash and cash equivalents at beginning of year	10,524
Cash and cash equivalents at end of year	$10,120
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES	
Net income	$4,270
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES	
Increase in accounts receivable	(7,102)
Increase in accounts payable and accruals	2,428
Total adjustments	(4,674)
Net cash used in operating activities	($404)

DISCLOSURE OF ACCOUNTING POLICY:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2020

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through May 26, 2020, the date on which the financial statements were available to be issued.

E. Barnes & Company, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a trade date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A) Revenue Recognition

Settlement-based commission income is earned by providing trade facilitation, execution, and trade administration services to customers.

Sale of investment company shares is recognized at the end of the month upon receipt.

B) Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible. Additionally there is a minor receivable from the Oregon Department of Revenue due to an incorrect garnishment which is considered fully collectible.

C) Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

D) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2020, the Company had net capital and net capital requirements of $15,072 and $5,000. The Company's net capital ratio was 0.17 to 1 for that year.

3. RENT

The Company operates its office from the corporate owner's house as of October 1, 2015. Total rent paid for the year ended March 31, 2020 was $1,997 for the Company's alternative office location.

4. INCOME TAXES

The Company at March 31, 2020 has a Federal tax loss of $2,903 that can be used on future income and a state tax loss carryforward of $14,129 starting to expire in fiscal year 2027. The deferred tax benefit from these carryforwards has been recognized as an asset in these financial statements, but management has provided a 100% valuation allowance against this asset, due to the uncertainty of its future use within the carryforward period.

The provision for income taxes consist of the following:

	2020
Current taxes:	
Federal	$0
State	150
	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2016, generally for three years after they were filed.

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with ASC 720. Advertising costs expensed for the year ended March 31, 2020, were $1,576.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

7. CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects may include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended March 31, 2020

	2020
Stockholder's equity from statement of financial condition	$15,727
Deductions and/or charges	
Non-allowable assets:	655
Tax refund	0
Net Capital	$15,072
Computation of net capital requirement	
Minimum net capital required	$172
Minimum dollar net capital requirement	$5,000
Excess net capital	$10,071
Net capital less greater of 10% AI or 120% of minimum capital	$9,071
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$2,578
Total aggregate indebtedness	$2,578
Ratio: Aggregate indebtedness to net capital	0.17 to 1

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended March 31, 2020

	2020
NET CAPITAL	
Net capital as of March 31, per unaudited report filed by respondent	$15,814
Adjustments:	
Additional aggregate indebtedness	(741)
Rounding	(1)
Net capital at March 31, as adjusted	$15,072
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$1,836
Additional aggregate indebtedness	741
Rounding	1
Total aggregate indebtedness as of March 31, as adjusted	$2,578

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of E. Barnes & Company
dba: Pacific Investment Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) E. Barnes & Company dba: Pacific Investment Securities Corporation identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which E. Barnes & Company dba: Pacific Investment Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (2)(ii) "Customer Protection-Reserves and Custody of Securities"(exemption provisions) and (2) E. Barnes & Company dba: Pacific Investment Securities Corporation stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. E. Barnes & Company dba: Pacific Investment Securities Corporation's management is responsible for compliance with the exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E. Barnes & Company dba: Pacific Investment Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in paragraph(k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities and Exchange Act of 1934.

King City, Oregon

Duane Liebswager CPA P.C.

Duane Liebswager CPA, PC

May 26, 2020

EXEMPTION REPORT

SEC Rule 15c3-3

Fiscal year April 1, 2019-March 31, 2020

E. Barnes & Co. dba Pacific Investment Securities Corp. during the fiscal year ending, March 31, 2020, claimed an exemption to SEC Rule 15c3-3. E. Barnes & Co. dba Pacific Investment Securities Corp. met the following criteria, without exception, for the entire fiscal year starting April 1, 2019 and ending March 31, 2020 under section (k)(2)(ii) of the Rule:

> E. Barnes & Co. dba Pacific Investment Securities Corp. is not a carrying firm. E. Barnes & Co. dba Pacific Investment Securities Corp. carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through INTL FCStone Financial Inc.

I certify the above statement is true and accurate to best of my knowledge.

Edward B Haessler
President